UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Research and Development Collaboration and License Agreement

On August 5, 2013, Compugen Ltd. (“Compugen” or, the “Company”) and BayerPharma AG (“Bayer”) entered into a Research and Development Collaboration and License Agreement (the “Agreement”) for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Agreement, Compugen will receive an upfront payment of $10 million, and is eligible to receive an aggregate of over $500 million in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $30 million during the research programs.  Additionally, Compugen is eligible to receive mid- to high single digit royalties on global net sales of any approved products under the collaboration.

Under the Agreement, the parties will jointly pursue a preclinical research program with respect to each of the two immune checkpoint regulators. A joint steering committee consisting of an equal number of representatives from each party will be responsible for overseeing and directing each such research program pursuant to an agreed-upon workplan.  Each party will be responsible for the costs and expenses incurred by it in performing its designated activities under the workplans during the research programs.  Following each such research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting the Compugen-discovered immune checkpoint regulators and will have worldwide commercialization rights for any approved products.

Bayer may terminate the Agreement, either in whole or only with respect to one of the programs, and in each case also on a product-by-product and/or country-by country basis, at any time without cause, upon ninety (90) days prior written notice.  Either party may also terminate the Agreement, either in whole or with respect to only one of the programs, if the other party is in material breach and such breach has not been cured within the applicable cure period.  Upon any termination of the Agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and certain (or various) payment and royalty obligations.

A copy of the press release announcing the Agreement is attached to this Report as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-171655 and 333-185910.

Exhibits
Exhibit
Number                 Description of Exhibit
99.1	Press Release dated August 5, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 5, 2013	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer